DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/23/2005


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

106,500

8. SHARED VOTING POWER

14,000

9. SOLE DISPOSITIVE POWER

517,800
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

517,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.96%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.1 to the Schedule 13D filed on September 23, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein and Mr. Dakos are United States citizens.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 6/30/05 there were 4,720,353 shares of SQF outstanding as of 4/30/05. The percentage set forth in item 5a was derived using such number.

 a) Mr. Goldstein is deemed to be the beneficial owner of 517,800 shares of SQF or 10.96% of the outstanding shares.

  b)   Power to dispose of securities resides solely with Mr.
Goldstein for 517,800 shares. Power to vote securities resides solely with Mr. Goldstein for 106,500 shares and jointly for 14,000 shares.

  c) During the past 60 days the following shares of SQF were purchased (unless previously reported)(there were no sales):

9/23/05     14000 @ 12.4214 and 57700 @ 12.4005
9/26/05     1400 @ 12.56 and 4000 @ 12.5155
9/29/05     7000 @ 12.56

  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended a follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/30/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos